# RELIASTAR LIFE INSURANCE COMPANY
## and its Separate Account N

## ING Encore/ING Encore Flex

### Supplement dated October 27, 2006 to the Contract Prospectus
### and Statement of Additional Information,
### each dated April 28, 2006, as supplemented

This supplement updates certain information contained in your Contract Prospectus and Statement of Additional Information (SAI).  Please read it carefully and keep it with your current Contract Prospectus and SAI for future reference.

Effective November 6, 2006, ING Mercury Large Cap Growth Portfolio will change its name to ING BlackRock Large Cap Growth Portfolio.  Accordingly, effective November 6, 2006, all references to ING Mercury Large Cap Growth Portfolio in the Contract Prospectus and SAI are deleted and replaced with ING BlackRock Large Cap Growth Portfolio.

Effective November 6, 2006, the information for ING Mercury Large Cap Growth Portfolio appearing in the Contract Prospectus under Appendix IV – Description of Underlying Funds is deleted and replaced with the following:

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **ING Investors Trust – ING BlackRock Large Cap Growth Portfolio** (formerly ING Mercury Large Cap Growth Portfolio) | Directed Services, Inc.<br><br>**Subadviser**: BlackRock Investment Management, LLC | Seeks long-term growth of capital. |